VIA ELECTRONIC MAIL AND
FILED VIA EDGAR AS CORRESPONDENCE
(livingstonj@sec.gov)
October 28, 2009
Ms. Jessica Livingston
Financial Services Group
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Independent Bank Corp. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the fiscal quarter ended March 31, 2009 File No. 001-09047
Dear Ms. Livingston:
     As per our discussion, I write on behalf of Independent Bank Corp. (“Independent”) to provide the Securities and Exchange Commission (the “Commission”) with one supplemental answer to Independent’s August 6, 2009 response to the July 17, 2009 letter which provided comments from Commission staff (the “Staff”) based upon their review of disclosures made by Independent in the above-referenced Commission filings (the “Comment Letter”), as follows:
Item 13. Certain Relationships and Related Transactions
Comment: In future filings, please state, if true, that the loans to insiders are on the same terms, etc., as loans made with persons not related to the bank. See Item 404 of Regulation S-K
Response: Independent will provide the requested disclosure in future filings.
Independent’s Acknowledgement of Responsibility for SEC Filings
     Independent acknowledges that:
•	Independent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Independent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VIA ELECTRONIC MAIL AND
FILED VIA EDGAR AS CORRESPONDENCE
Ms. Jessica Livingston
Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

Conclusion
     Based upon our discussion, I believe that this letter completes Independent’s response to the Comment Letter. If I am mistaken, please let me know.
     I thank you for your assistance, attention, and responsiveness throughout the Comment Letter process.

Yours truly,
/s/ Edward H. Seksay
Edward H. Seksay
General Counsel

cc:	Christopher Oddleifson, CEO (via email)
Denis K. Sheahan, Chief Financial Officer (via email)
Barry H. Jensen, Chief Accounting Officer and Controller (via email)
Maureen Gaffney, Director of Financial Reporting (via email)
Jeanette Fritz (via email)
Harrison E. Holbrook, III (via email)
James A. McDaniel, Esq. (via email)